FORM 12B-25
   (As last amended in Release No. 34-3511, December 19, 1994, 59 F.R. 67752.)

                             UNITED STATES           |-------------------------|
                  SECURITIES AND EXCHANGE COMMISSION |       OMB APPROVAL      |
                        WASHINGTON, D.C. 20549       |-------------------------|
                                                     |OMB Number: 3235-0058    |
                              FORM 12B-25            |Expires: January 31, 2002|
                                                     |Estimated average burden |
                      NOTIFICATION OF LATE FILING    |hours per response.. 2.50|
(Check one)                                          |-------------------------|
 [X] Form 10-K    [ ] Form 20-F      [ ] Form 11-K      |------------------|
 [ ] Form 10-Q    [ ] Form N-SAR                        |  SEC FILE NUMBER |
                                                        |    1-000-281-37  |
             For Period Ended: 12/31/99                 |------------------|
                                                        |------------------|
             [ ] Transition Report on Form 10-K         |   CUSIP NUMBER   |
             [ ] Transition Report on Form 20-F         |    59500X-108    |
             [ ] Transition Report on form 11-K         |------------------|
             [ ] Transition Report on Form 10-Q
             [ ] Transition report on form N-SAR

             For the Transition Period Ended: ______________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

      Full Name of Registrant:
            MICROBEST INC.


      Former Name if Applicable:
            N/A


      Address of Principal Executive Office (Street and Number):
            751 PARK OF COMMERCE DRIVE


      City, State and Zip Code
            BOCA RATON, FL 33487-3623


PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Company's original Form 10-SB, filed on November 16, 1999 still has open SEC comments pending which should be resolved when the Form 10KSB for the year ended December 31, 1999 has been filed. The resolution of these matters has delayed the completion of the year end financial statements causing this notification of late filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      William J. Breslin                     561           995-9770
      [NAME]                             [AREA CODE]  [TELEPHONE NUMBER]

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

      Original Form 10SB filed 11-16-99 subject to open comments being resolved


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No
________________________________________________________________________________


                                MICROBEST INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 10, 2000                   By  /s/ WILLIAM J. BRESLIN
                                               William J. Breslin

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------- ATTENTION ----------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12B-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securites exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12B-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notificaiton.

5. ELECTRONIC FILES, This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electonic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS. 232.201 or SS. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS. 232.13(b) of this chapter).